VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rebecca Marquigny, Esq.

Re:     Third Avenue Variable Series Trust Third Avenue Value Portfolio (Annuity Class)
File Numbers: 333-81141; 811-09395

Dear Ms. Marquigny,

I am writing to respond to comments received from you on April 15, 2010 concerning the registration statement filed for the Third Avenue Variable Series Trust Third Avenue Value Portfolio (Annuity Class) (the “Portfolio”). We thank you for your attention to this matter.

In addition, on behalf of the Fund, I am transmitting herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940 as amended (“1940 Act”), Post-Effective Amendment No. 14 (the “Amendment”) to the Fund’s Registration Statement on Form N1-A.

We believe that this filing comports with the comments we received from you and we make the following representations below that you asked us to clarify.

Representation 1: We believe that we have now stated all primary strategies and risks in Item 4 and listed them in greater detail in Item 9.

Representation 2: We confirm that “passed on fee expenses” for the Portfolio represent less than 1 bps of the Portfolio’s assets.

Representation 3: We confirm that the use of derivatives is not a principle investment strategy for the Portfolio.

Representation 4: We confirm that investment in emerging market securities is not a principle investment strategy for the Portfolio.

Representation 5: Neither making direct loans nor securities lending are principal investment strategies of the Portfolio, and, indeed, the Portfolio has no current intention of participating in any securities lending.

Representation 6: We confirm that investment in trade claims is not a principle investment strategy for the Portfolio.

           You also asked us to explain in our response letter why the MSCI World Index is the appropriate primary index for the Portfolio. We believe that this index is appropriate as it is a well-recognized broad-based index with significant exposure to both U.S. and foreign stocks in a similar proportion to the Portfolio for recent years. However, we note that the Portfolio is not managed to any index and thus that the holdings of foreign versus domestic stocks may fluctuate over time as the Adviser finds value in different securities.

           Again, we thank you for your attention to this matter, and we hope that this letter and the revisions in the Amendment are responsive to the Staff’s comments. If you have any additional questions or concerns, please feel free to give me a call (212-906-1190). Thank you.

Sincerely,

/s/ W. James Hall
W. James Hall
General Counsel